HSBC ◨

October 2014
Free Writing Prospectus
Registration Statement No. 333-180289
Dated October 20, 2014
Filed Pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in U.S. Equities

Buffered PLUS Based on a Basket of Two Common Stocks due November 30, 2015

Buffered Performance Leveraged Upside Securities[SM]
Principal at Risk Securities

The Buffered PLUS are senior unsecured debt securities of HSBC USA Inc. ("HSBC"), offer the opportunity to earn a return based on the performance of an equally weighted basket (the "basket") consisting of the common stocks of Delta Air Lines, Inc. and United Continental Holdings, Inc. Unlike ordinary debt securities, the Buffered PLUS will not pay interest and provide a minimum payment of only 10% of principal at maturity. At maturity, if the value of the basket has appreciated, investors will receive the stated principal amount of their investment plus a payment reflecting the leveraged upside performance of the basket, subject to the maximum payment at maturity. However, at maturity, if the value of the basket does not change or has depreciated, and (i) if the value of the basket is greater than or equal to the specified buffer value, investors will receive the stated principal amount of their investment, or (ii) if the value of the basket is less than the specified buffer value, the investor will lose 1% for every 1% decrease in the basket by more than 10% from the pricing date to the valuation date. The Buffered PLUS are for investors who seek an equity-based return and who are willing to risk their principal and forgo current income and upside above the maximum payment at maturity in exchange for the leverage feature, which applies to a limited range of positive performance of the basket, and the limited protection against loss but only if the basket performance factor is not less than 90%. **Investors may lose up to 90% of the stated principal amount of the Buffered PLUS. All payments on the Buffered PLUS are subject to the credit risk of HSBC.**

SUMMARY TERMS

Issuer:	HSBC USA Inc. ("HSBC")
Maturity date:*	November 30, 2015, subject to adjustment as described in the section "Additional Note Terms" in the Stock-Linked Underlying Supplement.
Reference asset:	An equally weighted basket consisting the common stocks of two companies (each, a "basket component"), as set forth in the table below.

Basket component	Bloomberg ticket symbol	Component weighting	Initial component price*
Delta Air Lines, Inc. ("DAL")	DAL	1/2	
United Continental Holdings, Inc. ("UAL")	UAL	1/2	

*The initial component price for each basket component will be determined on the pricing date.

Aggregate principal amount:	$

Payment at maturity:	• If the final value is *greater than* the initial value:
	    $10 + the leveraged upside payment
	    In no event will the payment at maturity exceed the maximum payment at maturity.
	• If the final value is less than or equal to the initial value, but greater than or equal to the buffer value:
	    $10
	• If the final value is *less than* the buffer value:
	    $10 x the basket performance factor + $1.00
	    This amount will be less than the stated principal amount of $10 and will result in a loss of up to 90%, and possibly all, of your investment. All payments on the Buffered PLUS are subject to the credit risk of HSBC.

Leveraged upside payment:	$10 x leverage factor x basket percent increase
Leverage factor:	200%
Basket percent increase:	(final value – initial value) / initial value
Basket performance factor:	final value / initial value
Maximum payment at maturity:	At least $12.35 per Buffered PLUS (123.50% of the stated principal amount). The actual maximum payment at maturity will be determined on the pricing date.
Initial value:	Set equal to 100 on the pricing date
Final value:	The closing value of the basket on the valuation date. See "Additional Information About the Buffered PLUS – Closing value" on page 12 of this document.
Buffer value:	90% of the initial value
Initial component price:	With respect to each basket component, its price as set forth under "Initial component price" above, and as determined by the calculation agent on the pricing date.
Final component price:	With respect to each basket component, its official closing price on the valuation date.
Stated principal amount:	$10 per Buffered PLUS
Issue price:	$10 per Buffered PLUS
Pricing date:*	On or about October 24, 2014
Original issue date:*	On or about October 29, 2014 (3 business days after the pricing date)
Valuation date:*	November 24, 2015, subject to adjustment as described in the section "Additional Note Terms" in the Stock-Linked Underlying Supplement.
Estimated initial value:	The estimated initial value of the Buffered PLUS will be less than the price you pay to purchase the Buffered PLUS. The estimated initial value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Buffered PLUS in the secondary market, if any, at any time. The estimated initial value will be calculated on the pricing date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Risk Factors — The estimated initial value of the Buffered PLUS, which will be determined by us on the pricing date, will be less than the price to public and may differ from the market value of the Buffered PLUS in the secondary market, if any."
Listing:	The Buffered PLUS will not be listed on any securities exchange.
Agent:	HSBC Securities (USA) Inc., an affiliate of HSBC. See "Supplemental plan of distribution (conflicts of interest)".

Commissions and issue price:	Price to Public	Fees and Commissions[(1)]	Proceeds to Issuer
Per Buffered PLUS	$10	$0.175[(1)] $0.05[(2)]	$9.775
Total	$	$	$

(1) HSBC Securities (USA) Inc., acting as agent for HSBC, will receive a fee of up to $0.225 per $10 stated principal amount and will pay Morgan Stanley Wealth Management a fixed sales commission of up to $0.175 for each Buffered PLUS they sell. See "Supplemental plan of distribution (conflicts of interest)."

(2) Of the $0.225 per $10 stated principal amount received by HSBC Securities (USA) Inc., acting as agent for HSBC, HSBC Securities (USA) Inc. will pay Morgan Stanley Wealth Management a structuring fee of $0.05 for each Buffered PLUS.

* The pricing date, original issue date and the other dates set forth above are subject to change, and will be set forth in the pricing supplement relating to the Buffered PLUS.

The estimated initial value of the Buffered PLUS on the pricing date is expected to be between $920 and $980 per Buffered PLUS, which will be less than the price to public. The market value of the Buffered PLUS at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated initial value" above and "Risk Factors" beginning on page 4 of this document for additional information.

An investment in the Buffered PLUS involves certain risks. See "Risk Factors" beginning on page 4 of this free writing prospectus, page S-1 of the accompanying Stock-Linked Underlying Supplement and page S-3 of the accompanying prospectus supplement.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved the Buffered PLUS, or determined that this free writing prospectus or the accompanying Stock-Linked Underlying Supplement, prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should read this document together with the related Stock-Linked Underlying Supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

The Stock-Linked Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420412016685/v306693_424b2.htm
The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm
The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

The Buffered PLUS are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction, and involve investment risks including possible loss of the stated principal amount invested due to the credit risk of HSBC.

Investment Overview

Buffered Performance Leveraged Upside Securities

Principal at Risk Securities

The Buffered PLUS Based on a Basket of Two Common Stocks due November 30, 2015 (the "Buffered PLUS") can be used:

- As an alternative to direct exposure to the basket components that enhances returns for a certain range of positive performance of the basket, subject to the maximum payment at maturity
- To enhance positive returns and potentially outperform the basket in a moderately bullish scenario
- To achieve similar levels of upside exposure to the basket components as a direct investment, subject to the maximum payment at maturity, while using fewer dollars by taking advantage of the leverage factor
- To obtain a buffer against a specified value of negative performance in the basket. All payments on the Buffered PLUS are subject to the credit risk of HSBC

Maturity:	Approximately 13 months
Leverage factor:	200%
Maximum payment at maturity:	At least $12.35 per Buffered PLUS (123.50% of the stated principal amount) (to be determined on the pricing date)
Buffer value:	90% of the initial value
Minimum payment at maturity:	$1 per Buffered PLUS (10% of the stated principal amount), subject to the credit risk of HSBC. Investors may lose up to 90% of the stated principal amount of the Buffered PLUS.
Coupon:	None

Key Investment Rationale

The Buffered PLUS offer 200% leveraged upside on the positive performance of the basket, subject to a maximum payment at maturity of at least $12.35 per Buffered PLUS (123.50% of the stated principal amount). The actual maximum payment at maturity will be determined on the pricing date. However, if the value of the basket has decreased below the buffer value as of the valuation date, investors will lose 1% for every 1% that the basket performance factor is less than 90%. **Investors may lose up to 90% of the stated principal amount of the Buffered PLUS.**

All payments on the Buffered PLUS are subject to the credit risk of HSBC.

Leveraged Upside Performance	The Buffered PLUS offer investors an opportunity to capture enhanced returns for a certain range of positive performance relative to a direct investment in the basket.
Buffer Feature	At maturity, even if the value of the basket has declined over the term of the Buffered PLUS, you will receive your stated principal amount, but only if the final value is greater than or equal to the buffer value.
Upside Scenario	The value of the basket increases, and we will pay for each Buffered PLUS at maturity the stated principal amount of $10 plus 200% of the basket percent increase, subject to a maximum payment at maturity of at least $12.35 per Buffered PLUS (123.50% of the stated principal amount).
Par Scenario	The value of the basket does not change or declines but the final value is greater than or equal to the buffer value, and we will pay for each Buffered PLUS at maturity the stated principal amount of $10.
Downside Scenario	The value of the basket declines and the final value is less than the buffer value, you will lose 1% for every 1% that the basket performance factor is less than 90%, subject to the minimum payment at maturity.

How Buffered PLUS Work

Payoff Diagram

The payoff diagram below illustrates the payment at maturity on the Buffered PLUS based on the following terms:

Stated principal amount:	$10 per Buffered PLUS
Leverage factor:	200%
Hypothetical maximum payment at maturity:	$12.35 per Buffered PLUS (123.50% of the stated principal amount). The actual maximum payment at maturity will be at least $12.35 per Buffered PLUS and will be determined on the pricing date.
Buffer value:	90% of the initial value

Buffered PLUS Payoff Diagram



How it works

- Upside Scenario: If the final value is greater than the initial value, investors would receive the $10 stated principal amount plus 200% of the appreciation of the basket over the term of the Buffered PLUS, subject to a hypothetical maximum payment at maturity of $12.35 per Buffered PLUS. Under the hypothetical terms of the Buffered PLUS, an investor would realize the hypothetical maximum payment at maturity at a final value of 111.75% of the initial value.
  - For example, if the value of the basket appreciates 3%, investors would receive a 6% return, or $10.60 per Buffered PLUS.
  - For example, if the value of the basket appreciates 30%, investors would receive only the hypothetical maximum payment at maturity of $12.35 per Buffered PLUS, or 123.50% of the stated principal amount.
- Par Scenario: If the final value is less than or equal to the initial value but is greater than or equal to the buffer value, investors would receive the stated principal amount of $10 per Buffered PLUS.
  - For example, if the value of the basket depreciates 5%, investors would receive the $10 stated principal amount.
- Downside Scenario: If the final value is less than the buffer value, investors would receive an amount that is less than the stated principal amount, and will lose 1% of principal for each 1% decrease in the value of the basket by more than 10%.

  For example, if the value of the basket depreciates 30%, investors would lose 20% of their principal and receive only $8 per Buffered PLUS at maturity, or 80% of the stated principal amount.

Buffered PLUS Based on a Basket of Two Common Stocks due November 30, 2015
Buffered Performance Leveraged Upside Securities[SM]

Risk Factors

We urge you to read the section "Risk Factors" on page S-3 in the accompanying prospectus supplement and on page S-1 of the Stock-Linked Underlying Supplement. Investing in the Buffered PLUS is not equivalent to investing directly in the basket components. You should understand the risks of investing in the Buffered PLUS and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Buffered PLUS in light of your particular financial circumstances and the information set forth in this document and the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus and Stock-Linked Underlying Supplement, including the explanation of risks relating to the Buffered PLUS described in the following sections:

"— Risks Relating to All Note Issuances" in the prospectus supplement; and

"—General Risks Related to Reference Stocks" in the Stock-Linked Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

- **Buffered PLUS do not pay interest and provide a minimum payment at maturity of only 10% of your principal.** The terms of the Buffered PLUS differ from those of ordinary debt securities in that the Buffered PLUS do not pay interest, and will provide for the return of only 10% of the principal amount at maturity. If the basket performance factor is less than 90%, you will lose 1% of principal for each 1% decrease in the value of the basket by more than 10%, subject to the credit risk of HSBC. **You may lose up to 90% of the stated principal amount of the Buffered PLUS.**

- **The appreciation potential of the Buffered PLUS is limited by the maximum payment at maturity.** The appreciation potential of the Buffered PLUS is limited by the maximum payment at maturity of at least $12.35 per Buffered PLUS (at least 123.50% of the stated principal amount). The actual maximum payment at maturity will be determined on the pricing date. Although the leverage factor provides 200% exposure to any amount by which the final value exceeds the initial value, because the payment at maturity will be limited to 123.50% of the stated principal amount for the Buffered PLUS (assuming a maximum payment at maturity of $12.35), any increase in the final value over the initial value by more than 11.75% of the initial value will not further increase the return on the Buffered PLUS.

- **Credit risk of HSBC USA Inc.** The Buffered PLUS are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Buffered PLUS will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Buffered PLUS depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Buffered PLUS and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Buffered PLUS.

- **Changes in the prices of the basket components may offset each other.** Movements in the prices of the basket components may not correlate with each other. At a time when the price of one basket component increases, the price of the other basket component may not increase as much or may even decrease. Therefore, in calculating the final value of the basket and the payment at maturity, increases in the price of one basket component may be moderated, or more than offset, by lesser increase or decrease in the price of the other basket component.

- **Single sector risk.** Both basket components are common stocks of companies that operate in the airline sector. As a result, the basket components that will determine the performance of the Buffered PLUS are concentrated in one sector. Although an investment in the Buffered PLUS will not give holders any ownership or other direct interests in the basket components, the return on an investment in the Buffered PLUS will be subject to certain risks associated with a direct equity investment in companies in the airline sector. Accordingly, by investing in the Buffered PLUS, you will not benefit from the diversification which could result from an investment linked to companies that operate in more than one sector.

- **The market price will be influenced by many unpredictable factors.** Several factors will influence the value of the Buffered PLUS in the secondary market and the price at which HSBC Securities (USA) Inc. may be willing to purchase or sell the Buffered PLUS in the secondary market, including: the trading price, volatility and dividend yield, as applicable, of each basket component, interest and yield rates, time remaining to maturity, geopolitical conditions and economic, financial, political and regulatory or judicial events and any actual or anticipated changes in our credit ratings or credit spreads. The prices of the basket components may be, and have recently been, volatile, and we can give you no

HSBC

Buffered PLUS Based on a Basket of Two Common Stocks due November 30, 2015
Buffered Performance Leveraged Upside Securities[SM]

assurance that the volatility will lessen. You may receive less, and possibly significantly less, than the stated principal amount per Buffered PLUS if you try to sell your Buffered PLUS prior to maturity.

- **Investing in the Buffered PLUS is not equivalent to investing in the basket components.** Investing in the Buffered PLUS is not equivalent to investing in the basket components. Investors in the Buffered PLUS will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the basket components.

- **The estimated initial value of the Buffered PLUS, which will be determined by us on the pricing date, will be less than the price to public and may differ from the market value of the Buffered PLUS in the secondary market, if any.** The estimated initial value of the Buffered PLUS will be calculated by us on the pricing date and will be less than the price to public. The estimated initial value will reflect our internal funding rate, which is the borrowing rate we use to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Buffered PLUS. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the estimated initial value of the Buffered PLUS may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Buffered PLUS to be more favorable to you. We will determine the value of the embedded derivatives in the Buffered PLUS by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Buffered PLUS that are different from our estimated initial value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The estimated initial value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Buffered PLUS in the secondary market (if any exists) at any time.

- **The price of your Buffered PLUS in the secondary market, if any, immediately after the pricing date will be less than the price to public.** The price to public takes into account certain costs. These costs will include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Buffered PLUS and the costs associated with structuring and hedging our obligations under the Buffered PLUS. These costs, except for the underwriting discount, will be used or retained by us or one of our affiliates. If you were to sell your Buffered PLUS in the secondary market, if any, the price you would receive for your Buffered PLUS may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Buffered PLUS in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the basket and changes in market conditions, and cannot be predicted with accuracy. The Buffered PLUS are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Buffered PLUS to maturity. Any sale of the Buffered PLUS prior to maturity could result in a loss to you.

- **If HSBC Securities (USA) Inc. were to repurchase your Buffered PLUS immediately after the original issue date, the price you receive may be higher than the estimated initial value of the Buffered PLUS.** Assuming that all relevant factors remain constant after the original issue date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Buffered PLUS in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the estimated initial value on the pricing date for a temporary period expected to be approximately nine months after the original issue date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Buffered PLUS and other costs in connection with the Buffered PLUS that we will no longer expect to incur over the term of the Buffered PLUS. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Buffered PLUS and any agreement we may have with the distributors of the Buffered PLUS. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the original issue date of the Buffered PLUS based on changes in market conditions and other factors that cannot be predicted.

- **The Buffered PLUS will not be listed on any securities exchange and secondary trading may be limited.** The Buffered PLUS will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the Buffered PLUS. HSBC Securities (USA) Inc. may, but is not obligated to, make a market in the Buffered PLUS. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Buffered PLUS easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the Buffered PLUS, the price at which you may be able to trade your Buffered PLUS is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to transact. If, at any time, HSBC Securities (USA) Inc. were to cease making a market in the Buffered PLUS, it is likely that there would be no secondary market for the Buffered PLUS. Accordingly, you should be willing to hold your Buffered PLUS to maturity.

- **The amount payable on the Buffered PLUS is not linked to the value of the basket at any time other than the valuation date.** The final value will be based on the closing value of the basket on the valuation date, subject to postponement for non-trading days and certain market disruption events. Even if the value of the basket appreciates prior to the valuation date but then decreases by the valuation date, the payment at maturity may be less, and may be significantly less, than it would have been had the payment at maturity been linked to the value of the basket prior to that decrease. Although the actual value of the basket on the stated maturity date or at other times during the term of the Buffered PLUS may be higher than the final value, the payment at maturity will be based solely on the closing value of the basket on the valuation date.

- **The calculation agent, which is HSBC or one of its affiliates, will make determinations with respect to the Buffered PLUS.** As calculation agent, HSBC or one of its affiliates will determine the initial component prices and the final component prices, and will determine the final value and the amount of cash, if any, you will receive at maturity. Determinations made by HSBC or one of its affiliates in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events and the anti-dilution and reorganization adjustments to any basket component, may adversely affect the payout to you at maturity. Although the calculation agent will make all determinations and take all action in relation to the Buffered PLUS in good faith, it should be noted that such discretion could have an impact (positive or negative) on the return on your Buffered PLUS. The calculation agent is under no obligation to consider your interests as a holder of the Buffered PLUS in taking any actions, including the determination of the initial component prices, that might affect the value of your Buffered PLUS.

- **Hedging and trading activity by our affiliates could potentially adversely affect the value of the Buffered PLUS.** One or more of our affiliates expect to carry out hedging activities related to the Buffered PLUS (and possibly to other instruments linked to the basket components), including trading in shares of the basket components as well as in other instruments related to the basket or any basket component. Some of our affiliates also trade shares of the basket components and other financial instruments related to the basket or the basket components on a regular basis as part of their general broker-dealer and other businesses. Any of these hedging or trading activities on or prior to the pricing date could potentially increase the initial component price of one or both of the basket components, and therefore, could increase the value at which the applicable basket components must appreciate so that an investor does not suffer a loss of principal. Additionally, such hedging or trading activities during the term of the Buffered PLUS, including on the valuation date, could adversely affect the value of the basket on the valuation date and, accordingly, the amount of cash, if any, an investor will receive at maturity.

- **The Buffered PLUS are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.** The Buffered PLUS are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Buffered PLUS is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payment at maturity of the Buffered PLUS.

- **The U.S. federal income tax consequences of an investment in the Buffered PLUS are uncertain.** For a discussion of certain of the U.S. federal income tax consequences of your investment in a Buffered PLUS, please see the discussion under "Tax considerations" herein, and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Information About the Basket

The following graph illustrates the hypothetical daily historical performance of the basket from January 1, 2008 through October 16, 2014 based on information from the Bloomberg Professional® service, if the value of the basket were set to equal 100 on January 1, 2008. The hypothetical historical performance reflects the performance the basket would have exhibited based on the actual historical performance of the basket components.   Neither the hypothetical historical performance of the basket nor the actual historical performance of the basket components should be taken as indications of future performance.

We cannot give you assurance that the performance of the basket will result in the return of your initial investment. All payments on the Buffered PLUS are subject to the credit risk of HSBC.



HSBC

Buffered PLUS Based on a Basket of Two Common Stocks due November 30, 2015
Buffered Performance Leveraged Upside Securities[SM]

Information About the Basket Components

Delta Air Lines, Inc. Delta Air Lines, Inc. provides scheduled air transportation for passengers, freight and mail over a network of routes throughout the United States and internationally. This basket component is registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Information provided to or filed with the Securities and Exchange Commission by the issuer of this basket component under the Exchange Act can be located by reference to the Securities and Exchange Commission CIK number 27904 through the Securities and Exchange Commission's website at www.sec.gov. In addition, information regarding this basket component may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

Information as of market close on October 16, 2014:

Bloomberg Ticker Symbol:	DAL	**52 Week High (on 6/6/2014):**	$42.22
Current Share Price:	$33.30	**52 Week Low (on 10/16/2013):**	$24.41
52 Weeks Ago:	$24.02		

This document relates only to the Buffered PLUS offered hereby and does not relate to this basket component or other securities of the issuer of this basket component. We have derived all disclosures contained in this document regarding this basket component from the publicly available documents described in the preceding paragraph. In connection with the offering of the Buffered PLUS, neither we nor the agent has participated in the preparation of such documents or made any due diligence inquiry with respect to this basket component. Neither we nor the agent has made any independent investigation as to the accuracy or completeness of such publicly available documents or any other publicly available information regarding this basket component. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of this basket component (and therefore the price of this basket component at the time we price the Buffered PLUS) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning this basket component could affect the price of this basket component and therefore the return on the Buffered PLUS.

Neither the issuer nor any of its affiliates makes any representation to you as to the future performance of this basket component.

Buffered PLUS Based on a Basket of Two Common Stocks due November 30, 2015
Buffered Performance Leveraged Upside Securities[SM]

Historical Information

The table below sets forth the published high and low prices of this basket component for each quarter in the period from January 1, 2008 through October 16, 2014. The closing price of this basket component on October 16, 2014 was $33.30. The associated graph shows the closing prices of this basket component for each day in the same period. We obtained the information in the table below from Bloomberg Financial Markets, without independent verification. The historical performance of this basket component should not be taken as an indication of its future performance, and no assurance can be given as to the price of this basket component at any time, including on the valuation date.

Common Stock of Delta Air Lines, Inc. CUSIP: 247361702	High (Intraday)	Low (Intraday)	Period End (Closing)
2008			
First Quarter	$18.96	$7.95	$8.62
Second Quarter	$10.72	$4.84	$5.71
Third Quarter	$10.26	$4.01	$7.50
Fourth Quarter	$11.90	$5.10	$11.46
2009			
First Quarter	$12.64	$3.51	$5.67
Second Quarter	$8.26	$5.31	$5.84
Third Quarter	$9.88	$5.56	$8.96
Fourth Quarter	$12.08	$6.79	$11.37
2010			
First Quarter	$14.90	$10.93	$14.61
Second Quarter	$14.94	$10.92	$11.74
Third Quarter	$12.80	$9.60	$11.63
Fourth Quarter	$14.54	$10.96	$12.59
2011			
First Quarter	$13.21	$9.71	$9.81
Second Quarter	$11.60	$8.92	$9.18
Third Quarter	$9.41	$6.41	$7.49
Fourth Quarter	$9.13	$6.65	$8.10
2012			
First Quarter	$11.58	$7.84	$9.92
Second Quarter	$12.25	$9.78	$11.00
Third Quarter	$11.25	$8.43	$9.17
Fourth Quarter	$12.04	$9.13	$11.88
2013			
First Quarter	$17.24	$11.97	$16.51
Second Quarter	$19.42	$13.94	$18.71
Third Quarter	$24.10	$18.31	$23.58
Fourth Quarter	$29.42	$23.64	$27.48
2014			
First Quarter	$35.85	$27.27	$34.65
Second Quarter	$42.65	$30.54	$38.71
Third Quarter	$40.97	$34.60	$36.15
Fourth Quarter (through October 16, 2014)	$37.32	$30.14	$33.30
Common Stock of Delta Air Lines, Inc. – Daily Closing Prices **January 1, 2008 to October 16, 2014**			



HSBC

Buffered PLUS Based on a Basket of Two Common Stocks due November 30, 2015
Buffered Performance Leveraged Upside Securities^{SM}

United Continental Holdings, Inc. United Continental Holdings, Inc. is an airline holding company. The company owns and operates airlines that transports persons, property and mail throughout the United States and abroad. This basket component is registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Information provided to or filed with the Securities and Exchange Commission by the issuer of this basket component under the Exchange Act can be located by reference to the Securities and Exchange Commission CIK number 100517 through the Securities and Exchange Commission's website at www.sec.gov. In addition, information regarding this basket component may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

Information as of market close on October 16, 2014:

Bloomberg Ticker Symbol:	UAL	**52 Week High (on 9/10/2014):**	$51.74
Current Share Price:	$43.76	**52 Week Low (on 10/16/2013):**	$29.95
52 Weeks Ago:	$29.68		

This document relates only to the Buffered PLUS offered hereby and does not relate to this basket component or other securities of the issuer of this basket component. We have derived all disclosures contained in this document regarding this basket component from the publicly available documents described in the preceding paragraph. In connection with the offering of the Buffered PLUS, neither we nor the agent has participated in the preparation of such documents or made any due diligence inquiry with respect to this basket component. Neither we nor the agent has made any independent investigation as to the accuracy or completeness of such publicly available documents or any other publicly available information regarding this basket component. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of this basket component (and therefore the price of this basket component at the time we price the Buffered PLUS) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning this basket component could affect the price of this basket component and therefore the return on the Buffered PLUS.

Neither the issuer nor any of its affiliates makes any representation to you as to the future performance of this basket component.

Buffered PLUS Based on a Basket of Two Common Stocks due November 30, 2015
Buffered Performance Leveraged Upside Securities^{SM}

Historical Information

The table below sets forth the published high and low prices of this basket component for each quarter in the period from January 1, 2008 through October 16, 2014. The closing price of this basket component on October 16, 2014 was $43.76. The associated graph shows the closing prices of this basket component for each day in the same period. We obtained the information in the table below from Bloomberg Financial Markets, without independent verification. The historical performance of this basket component should not be taken as an indication of its future performance, and no assurance can be given as to the price of this basket component at any time, including on the valuation date.

Common Stock of United Continental Holdings, Inc. CUSIP: 910047109	High (Intraday)	Low (Intraday)	Period End (Closing)
2008			
First Quarter	$41.47	$19.74	$21.48
Second Quarter	$25.25	$5.22	$5.23
Third Quarter	$15.83	$2.80	$8.79
Fourth Quarter	$16.72	$4.56	$11.04
2009			
First Quarter	$12.88	$3.45	$4.49
Second Quarter	$6.90	$3.08	$3.20
Third Quarter	$9.77	$3.07	$9.20
Fourth Quarter	$13.32	$6.23	$12.91
2010			
First Quarter	$20.59	$12.14	$19.55
Second Quarter	$24.58	$16.41	$20.58
Third Quarter	$24.52	$18.43	$23.63
Fourth Quarter	$29.75	$23.12	$23.83
2011			
First Quarter	$27.71	$21.65	$23.00
Second Quarter	$26.84	$19.33	$22.64
Third Quarter	$23.27	$15.92	$19.38
Fourth Quarter	$21.45	$15.52	$18.86
2012			
First Quarter	$25.83	$17.25	$21.52
Second Quarter	$25.50	$20.56	$24.33
Third Quarter	$24.94	$17.46	$19.50
Fourth Quarter	$24.23	$18.85	$23.37
2013			
First Quarter	$32.94	$23.63	$32.01
Second Quarter	$35.26	$27.90	$31.31
Third Quarter	$36.74	$27.33	$30.71
Fourth Quarter	$40.18	$29.11	$37.82
2014			
First Quarter	$49.20	$37.51	$44.64
Second Quarter	$48.20	$38.08	$41.08
Third Quarter	$52.43	$36.65	$46.80
Fourth Quarter (through October 16, 2014)	$48.85	$39.46	$43.76

Common Stock of United Continental Holdings, Inc. – Daily Closing Prices
January 1, 2008 to October 16, 2014



HSBC ◆

Buffered PLUS Based on a Basket of Two Common Stocks due November 30, 2015
Buffered Performance Leveraged Upside Securities[SM]

Additional Information About the Buffered PLUS

Please read this information in conjunction with the other terms set forth in this document.

Additional Provisions	
Closing value:	On any scheduled trading day, the closing value of the basket will be calculated as follows:
	$100 \times [1 + $ (sum of the basket component return multiplied by the respective component weighting for each basket component)$]$
	The basket component return for each basket component = (its final component price – its initial component price) / its initial component price
Official closing price:	With respect to each basket component, the official closing price on any scheduled trading day will be determined by the calculation agent based upon the closing price of such basket component, displayed on the relevant Bloomberg Professional® service page (with respect to the DAL, "DAL UP <EQUITY>" and with respect to the UAL, "UAL UP <EQUITY>", or any successor pages on the Bloomberg Professional® service or any successor service, as applicable, subject to adjustment by the calculation agent as described under "Additional Note Terms– Antidilution and Reorganization Adjustments" in the Stock-Linked Underlying Supplement.
CUSIP:	40434D327
ISIN:	US40434D3272
Minimum ticketing size:	$1,000 / 100 Buffered PLUS
Tax considerations:	There is no direct legal authority as to the proper tax treatment of the Buffered PLUS, and therefore significant aspects of the tax treatment of the Buffered PLUS are uncertain as to both the timing and character of any inclusion in income in respect of the Buffered PLUS. Under one approach, the Buffered PLUS could be treated as pre-paid executory contracts with respect to the basket components. We intend to treat the Buffered PLUS consistent with this approach. Pursuant to the terms of the Buffered PLUS, you agree to treat the Buffered PLUS under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat the Buffered PLUS as pre-paid executory contracts with respect to the basket components. Pursuant to this approach, we do not intend to report any income or gain with respect to the Buffered PLUS prior to maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the Buffered PLUS for more than one year at such time for U.S. federal income tax purposes.
	In Notice 2008-2, the Internal Revenue Service and the U.S. Treasury Department requested comments as to whether the purchaser of certain securities (which may include the Buffered PLUS) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a security or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder (as defined in the accompanying prospectus supplement) of a Buffered PLUS is required to accrue income in respect of the Buffered PLUS prior to the receipt of payments under the Buffered PLUS or its earlier sale or exchange. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of a Buffered PLUS as ordinary income (including gain on a sale or exchange). Finally, it is possible that a non-U.S. holder (as defined in the accompanying prospectus supplement) of a Buffered PLUS could be subject to U.S. withholding tax in respect of a Buffered PLUS. It is unclear whether any regulations or other guidance would apply to the Buffered PLUS (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Buffered PLUS.
	We will not attempt to ascertain whether any basket component would be treated as a passive foreign investment company (a "PFIC") or United States real property holding corporation (a "USRPHC"), both as defined for U.S. federal income tax purposes. If one or both of the basket components were so treated, certain adverse U.S. federal income tax consequences might apply to a U.S. holder or non-U.S. holder, as the case may be. You should refer to information filed with the SEC and other authorities by the basket components, and consult your tax advisor regarding the possible consequences to you if one or both basket components is or becomes a PFIC or a USRPHC.
	Withholding and reporting requirements under the legislation enacted on March 18, 2010 (as discussed beginning on page S-48 of the prospectus supplement) will generally apply to payments made after June 30, 2014. Additionally, withholding due to any payment or deemed payment being

treated as a "dividend equivalent" (as discussed beginning on page S-47 of the prospectus supplement) will begin no earlier than January 1, 2016. However, the U.S. Treasury Department and the Internal Revenue Service have announced that they intend to limit this withholding to equity-linked instruments issued on or after the date that is 90 days after the date of publication in the U.S. Federal Register of final regulations addressing dividend equivalent withholding. Holders are urged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in the Buffered PLUS.

For a further discussion of U.S. federal income tax consequences related to the Buffered PLUS, see the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Paying agent:	HSBC Bank USA, N.A.
Calculation agent:	HSBC USA Inc., or one of its affiliates.
Business day:	A "business day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.
Payment when offices or settlement systems are closed:	If any payment is due on the Buffered PLUS on a day that would otherwise be a "business day" but is a day on which the office of a paying agent or a settlement system is closed, we will make the payment on the next business day when that paying agent or system is open. Any such payment will be deemed to have been made on the original due date, and no additional payment will be made on account of the delay.
Events of default and acceleration:	If the Buffered PLUS have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the Buffered PLUS, the calculation agent will determine the accelerated payment due and payable at maturity in the same general manner as described in this free writing prospectus. In that case, the scheduled trading day preceding the date of acceleration will be used as the valuation date for purposes of determining the final value. If a market disruption event exists with respect to one or both of the basket components on that scheduled trading day, then the accelerated valuation date will be postponed as to the applicable basket component(s) for up to five scheduled trading days (in the same manner used for postponing the originally scheduled valuation date). The accelerated maturity date will also be postponed by an equal number of business days.

If the Buffered PLUS have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the Buffered PLUS. For more information, see "Description of Debt Securities—Senior Debt Securities — Events of Default" in the accompanying prospectus. |
| **Supplemental plan of distribution (conflicts of interest):** | Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Buffered PLUS from HSBC for distribution to Morgan Stanley Wealth Management. HSBC Securities (USA) Inc. will act as agent for the Buffered PLUS and will receive a fee of up to $0.225 per $10 stated principal amount and will pay Morgan Stanley Wealth Management a fixed sales commission of up to $0.175 for each Buffered PLUS they sell. Of the $0.225 per $10 stated principal amount received by HSBC Securities (USA) Inc., acting as agent for HSBC, HSBC Securities (USA) Inc. will pay Morgan Stanley Wealth Management a structuring fee of $0.05 for each Buffered PLUS.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Buffered PLUS, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution" on page S-52 in the prospectus supplement. |

Where you can find more information:	This free writing prospectus relates to an offering of Buffered PLUS linked to the basket. The purchaser of the Buffered PLUS will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the offering of Buffered PLUS relates to the basket components identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment in any basket component or as to the suitability of an investment in the Buffered PLUS.
	HSBC has filed a registration statement (including a prospectus, a prospectus supplement and Stock-Linked Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and Stock-Linked Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Stock-Linked Underlying Supplement if you request them by calling toll-free 1-866-811-8049.
	You may access these documents on the SEC web site at www.sec.gov as follows:
	The Stock-Linked Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420412016685/v306693_424b2.htm
	The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm
	The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm